SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended November 30, 2001.

Or

Transition report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _________________ to ____________________

Commission file number 001-14965

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:

GOLDMAN SACHS EMPLOYEES’ PROFIT SHARING
RETIREMENT INCOME PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE GOLDMAN SACHS GROUP, INC
85 Broad Street
New York, NY 10004

GOLDMAN SACHS
EMPLOYEES’ PROFIT SHARING
RETIREMENT INCOME PLAN

FINANCIAL STATEMENTS

As of November 30, 2001 and 2000
and for the fiscal years then ended

FINANCIAL STATEMENTS
Report of Independent Accountants
Goldman Sachs Employees’ Profit Sharing Retirement Income Plan Statements of Net Assets Available for Benefits
Goldman Sachs Employees’ Profit Sharing Retirement Income Plan Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements
SIGNATURE
EX-23: CONSENT OF PRICEWATERHOUSECOOPERS LLP

GOLDMAN SACHS
EMPLOYEES’ PROFIT SHARING RETIREMENT INCOME PLAN

Page(s)

Report of Independent Accountants	1

Financial Statements:

Statements of Net Assets Available for Benefits as of November 30, 2001 and 2000	2

Statements of Changes in Net Assets Available for Benefits for the fiscal years ended November 30, 2001 and 2000	3

Notes to Financial Statements	4-12

Report of Independent Accountants

To the Participants and Administrator of
Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Goldman Sachs Employees’ Profit Sharing Retirement Income Plan (the “Plan”) as of November 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York
May 17, 2002

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Statements of Net Assets Available for Benefits

As of November 30
In thousands

	2001	2000

Assets

Interest in Goldman Sachs Profit Sharing Master Trust	$2,269,939	$2,246,896

Receivables:

Employer contributions	45,749	37,839

Employee contributions	36,875	44,515

	82,624	82,354

Net assets available for benefits	$2,352,563	$2,329,250

The accompanying notes are an integral part of these financial statements.	2

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan
Statements of Changes in Net Assets Available for Benefits

For fiscal years ended November 30
In thousands

	2001	2000

Additions:

Interest in investment (loss) income of Goldman Sachs Profit Sharing Master Trust	$(19,106)	$186,979

Contributions:

Employer	45,749	37,839

Employees	110,668	108,374

	156,417	146,213

Total additions	137,311	333,192

Deductions:

Benefits paid	94,167	107,826

Investment management fees and other expenses	19,831	43,927

Total deductions	113,998	151,753

Net increase	23,313	181,439

Net assets available for benefits, beginning of year	2,329,250	2,147,811

Net assets available for benefits, end of year	$2,352,563	$2,329,250

The accompanying notes are an integral part of these financial statements.	3

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

Notes to Financial Statements

1.	Plan Description

The following description of the Goldman Sachs Employees’ Profit Sharing Retirement Income Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan became effective on January 1, 1945 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

General
The Plan is a defined contribution plan to which The Goldman Sachs Group, Inc. (the “Firm”) contributes a discretionary percentage, to be determined each year, of each participant’s covered salary, as defined. The Firm made a contribution on behalf of eligible participants equal to 20% of their covered salary for the plan year ended November 30, 2001 and 2000. In addition to rolling over contributions from other qualified plans, participants may elect to make additional pre-tax contributions each year based on their compensation, as defined. They may also maintain an existing voluntary after-tax account and individual retirement account under the Plan.

The Plan’s Retirement Committee (the “Committee”), as defined, monitors the investment objectives and performance of the Plan’s individual investment options. The Committee is made up of senior management personnel of the Firm.

Participants direct the investments of their and the Firm’s contributions into various investment options offered by the Plan through the Goldman Sachs Profit Sharing Master Trust (the “Trust”). Participants’ directed investments are managed in mutual funds, collective trusts and managed accounts.

In 2000, an amendment to the Plan offered participants the option to invest in the Company Stock Fund, which primarily invests in shares of the Firm’s common stock. Participants’ investments in the Company Stock Fund are limited to 25% of their total investment balance. In addition, participants’ abilities to make decisions in investment activities in the Company Stock Fund are suspended during the “Black-out” periods, as defined, that are part of the Firm’s compliance procedures designed to avoid violations of applicable securities laws.

Eligibility
Under the Plan’s provisions, employees are eligible, as defined in the Plan document, to participate in the Firm’s contribution generally upon completing one year of service and attaining age 21. Eligible employees can elect to make additional pre-tax contributions to the Plan as of the first day of the month after they join the firm as employees.

Benefits
Any benefits provided by the Plan are paid from net assets available for benefits. The benefit to which a Plan participant is entitled equals the amount that can be provided by the vested contributions and net earnings thereon (including net realized and unrealized

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

Notes to Financial Statements, Continued

investment gains and losses) allocated to such participant’s account. Net earnings of each investment option are credited to participants’ accounts based on their percentage holdings in each option.

Vesting
Participants are fully vested in their own contributions at all times and are fully vested in the Firm’s contributions after three years of service, as defined. Beginning July 7, 2000, forfeitures of terminated participants’ non-vested Firm contributions are used to reduce employer contributions. Prior to this, they were allocated to active participants’ accounts. Upon regular or disability retirement, death or termination, each participant or beneficiary may receive a lump-sum amount equal to the vested value of the funds allocated to the account or may receive periodic distributions from the Plan. As of November 30, 2001 and 2000 forfeited nonvested accounts totaled $564,760 and $1,182,824, respectively.

Loans
In accordance with Section 72(P) of the Internal Revenue Code, a participant in the Plan is permitted to borrow from $1,000 to $50,000, reduced by (i) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which such new loan is made, less (ii) the outstanding balance of loans from the Plan on the date of such new loan, subject to an overall cap of the lesser of (a) one-half of the participant’s total vested account balance (including Basic Contributions) or (b) the balance in the participant’s 401(k) and Rollover Contribution accounts. A participant may not borrow any amounts attributable to the firm’s Basic Contribution. Interest on loans is charged at a reasonable fixed rate of interest. Loans generally must be repaid within five, or in some cases ten years. Loans are repaid (principal and interest) and added back to participants’ account balances through regular after-tax payroll deductions.

Trust Agreement
The Plan’s investments are included in the Trust which is subject to a trust agreement (the “Trust Agreement”) with State Street Bank (the “Trustee”). The Plan’s portion of the Trust investments is specified in Note 3.

2.	Summary of Significant Accounting Policies

Basis of Accounting The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

Notes to Financial Statements, Continued

Employer Contributions
The Employer contribution receivable is presented on the Statement of Net Assets Available for Benefits, net of the forfeited nonvested account balance as of November 30, 2001 and 2000.

Investments of the Trust
Mutual funds and collective trusts represent investments with various investment managers. The respective fair values are determined by reference to the funds’ underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the net asset value on the last business day of each Plan year. Units held in collective trusts are valued at the unit value as reported by the investment managers on the last business day of each Plan year.

Investments in managed accounts are described below:

Cash and short-term investments include cash and short-term interest bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest, which approximates fair value.

Common stock, preferred stock, fixed income securities, options and futures traded on national and international securities exchanges are valued at closing prices on the last business day of each Plan year. Securities traded in the over-the-counter (“OTC”) market are valued at their last sale price. In the absence of a recent sale, investments owned are valued at the bid price; investments sold but not yet purchased are valued at the ask price.

Forward currency contracts are valued at estimated fair value as determined by the Plan’s investment managers.

Investments denominated in currencies other than the U.S. dollar are translated using exchange rates prevailing at the end of the fiscal period presented. Purchases and sales of such investments are translated at the rate of exchange on the respective dates of such transactions.

Guaranteed investment contracts (“GICs”) held by the Trust are fully-benefit responsive. All of the GICs are held within the Stable Value Fund. Each is recorded at contract value, which approximates fair value, as reported by the insurance companies. Contract value represents contributions, reinvested income, less any withdrawals plus accrued interest. There are no reserves against contract values for credit risk of contract issuers or otherwise.

Money market mutual funds are valued by the amortized cost method as permitted by Rule 2a-7 under the Investment Company Act of 1940.

Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities, futures and option transactions are reflected on a trade-date basis.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

Notes to Financial Statements, Continued

Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Note 3 presents the net appreciation/(depreciation) in the fair value of Trust investments, which consists of realized gains or losses and unrealized appreciation/(depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options which invest in any combination of equities, fixed income securities, individual guaranteed investment contracts, and derivative contracts. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Other

Investment advisory expenses of the Plan are borne by the Plan participants through the Trust and are separately disclosed on the Statements of Changes in Net Assets Available for Benefits. Other administrative fees are paid by the Firm. The investment managers of the U.S. Equity Hedge Funds, Technology Hedge Fund, Multi-Market Hedge Fund, and Market Neutral Fund charge fixed asset-based management fees plus annual incentive fees of 15% to 20% of the net investment income earned, if any, by each fund.

3.	Master Trust

The Trust comprises the assets of the following plans:

•	Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

•	Goldman Sachs Money Purchase Pension Plan

These plans comprise 100% of the investments held by the Trust as of November 30, 2001 and 2000.

Investment assets of the Trust are allocated to the participating plans based on each plan’s specific interest in the Trust. Investment income of the Trust is allocated to the Plan based upon the proportion of net assets of the Plan to the net assets of the Trust on a daily or monthly basis in accordance with the Trust Agreement. As of November 30, 2001 and 2000, the Plan’s interest in the net assets of the Trust was 89.92% and 89.88%, respectively.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

Notes to Financial Statements, Continued

The following presents the Trust’s Statements of Net Assets Available for Benefits:

	As of November 30,
In thousands	2001	2000

Assets:

Investments, at fair value

Mutual funds	$790,889	$731,359

Collective trusts	365,909	387,873

Managed accounts:

Cash and short term investments	401,199	472,830

Common and preferred stocks	577,626	737,113

Fixed income securities	14,654	—

Guaranteed investment contracts	449,756	426,168

Money market mutual funds	37,098	—

Derivative contracts	8,383	49,000

Loans to participants	16,142	15,094

Total investments	2,661,656	2,819,437

Interest and dividends receivable	886	1,506

Due from brokers	19,296	29,022

Total assets	2,681,838	2,849,965

Liabilities:

Investments sold, but not yet purchased, at fair value

Managed Accounts:

Common and preferred stocks	117,099	254,786

Fixed income securities	2,190	—

Derivative contracts	8,918	47,262

	128,207	302,048

Due to brokers and other payables	29,098	48,064

Total liabilities	157,305	350,112

Net trust assets available for benefits	$2,524,533	$2,499,853

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

Notes to Financial Statements, Continued

The following presents investment (loss) income for the Trust:

	For the fiscal years ended
	November 30,
	2001	2000

In thousands

Net appreciation/(depreciation) in fair value of investments:

Mutual funds	$(43,855)	$(22,245)

Collective trusts	(45,229)	(19,726)

Managed accounts:

Common and preferred stocks	(7,449)	163,487

Derivative contracts	(29,660)	1,224

	(126,193)	122,740

Interest on GICs	30,396	29,980

Interest and dividends	73,170	56,019

Total	$(22,627)	$208,739

Investments that represented 5% or more of net assets available for benefits as of November 30, 2001 and 2000 were the Plan’s interest in the Trust.

Trust investments in Loans and the Company Stock Fund are 100% owned by the Plan.

Interest rates on GICs held at November 30, 2001 ranged from 5.10% to 7.80% with maturity dates ranging from February 7, 2002 to December 31, 2008. Interest rates on GICs held at November 30, 2000 ranged from 5.92% to 7.80% with maturity dates ranging from July 31, 2001 to December 31, 2008.

4.	Plan Termination

The Firm intends to continue the Plan indefinitely, but reserves the right to discontinue or amend the Plan at any time subject to the provisions of ERISA. In the event of discontinuance, participants will become fully vested in the Firm’s contributions and the related investment income.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

Notes to Financial Statements, Continued

5.	Related Party Transactions

An affiliate of the Firm manages the Money Market, Short Duration Bond, Core Bond, High Yield, Global Bond, Core Large Cap Equity, Large Cap Value Equity, Large Cap Growth Equity, Mid Cap Equity, Core Small Cap Equity, Active International Equity, Real Estate Equity, and Technology Funds, each of which is an investment company registered under the Investment Company Act of 1940. No fees were paid, or are payable by the Plan through the Trust for investment management services relating to these funds for fiscal 2001 and 2000, however, investment advisory fees may be paid from the funds.

In addition, an affiliate of the Trustee manages the S&P 500 Index, Mid Cap Equity Index, Small Cap Equity Index, and International Equity Index Funds, each of which is a bank collective trust fund. Fees associated with the management of these funds qualify as party-in-interest transactions.

The Plan, through the Trust, has invested in the Company Stock Fund, which primarily invests in shares of the Firm’s common stock. As of November 30, 2001 and 2000 the Plan held 158,231 and 82,164 shares with a fair market value of $14,066,736 and $6,747,718, respectively. Purchases of $8,140,622 and $8,651,662 and sales of $1,347,484 and $14,615 of the Firm’s common stock were made during the years ended November 30, 2001 and 2000, respectively. The Company Stock Fund is managed by an affiliate of the Plan’s trustee.

6.	Tax Status

The Internal Revenue Service has determined and informed the Firm by a letter dated March 3, 1995 that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since the receipt of the letter, the Firm believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits from the financial statements to the Form 5500:

	As of November 30,
In thousands	2001	2000

Net assets available for benefits per the financial statements	$2,352,563	$2,329,250

Less: Amounts allocated to withdrawing participants	9,219	9,293

Net assets available for benefits per the Form 5500	$2,343,344	$2,319,957

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

Notes to Financial Statements, Continued

The following is a reconciliation of benefits paid to participants from the financial statements to the Form 5500:

	For the fiscal years ended
	November 30,
	2001	2000
In thousands
Benefits paid to participants per the financial statements	$94,167	$107,826

Add: Amounts allocated to withdrawing participants, end of year	9,219	9,293

Less: Amounts allocated to withdrawing participants, beginning of year	(9,293)	(14,740)

Benefits paid to participants per the Form 5500	$94,093	$102,379

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to November 30, 2001 and November 30, 2000 but not yet paid as of that date.

8.	Financial Instruments with Off-Balance-Sheet Risk in the Trust

In accordance with the investment strategy of the managed accounts, the Plan’s investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the OTC market. These financial instruments include futures, forward settlement contracts, and option contracts.

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Plan’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Plan’s investment managers generally limit the Plan’s risk by holding or purchasing offsetting positions.

As a writer of option contracts, the Plan receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Plan bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Plan once it has paid its cash premium.

Goldman Sachs Employees’ Profit Sharing Retirement Income Plan

Notes to Financial Statements, Continued

The gross notional (or contractual) amounts do not accurately measure the Plan’s exposure to credit risk, which results from potential counterparty nonperformance. This exposure is limited to contracts in a gain position, except for written options, which obligate the Trust to perform and do not give rise to any counterparty credit risk.

Derivative financial instruments executed for risk management purposes are carried at fair value. The fair values of derivative financial instruments as of and for the fiscal years ended November 30, 2001 and 2000, are as follows:

	As of November 30, 2001

In thousands	Assets	Liabilities

Forward settlement contracts	$7,814	$7,781

Option contracts	520	1,056

Futures contracts	49	81

Totals	$8,383	$8,918

	As of November 30, 2000

In thousands	Assets	Liabilities

Forward settlement contracts	$44,431	$44,431

Option contracts	4,569	2,831

Totals	$49,000	$47,262

Investments sold, but not yet purchased by the Plan as of November 30, 2001 and 2000 involve obligations to purchase securities at a future date. The Plan may incur a loss if the market value of securities subsequently increases.

The Fund’s investment managers typically monitor risk exposure related to financial instruments through the use of financial, credit and legal reporting systems.

SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOLDMAN SACHS EMPLOYEES’ PROFIT SHARING RETIREMENT INCOME PLAN

Members of the Administrative Committee

	By:	/s/ Carol A. Cortorillo
Name: Carol A. Cortorillo

	By:	/s/ Edina Jung
Name: Edina Jung

	By:	/s/ Courtney C. Mentzer
Name: Courtney C. Mentzer

	By:	/s/ Joel D. Ospa
Name: Joel D. Ospa

	By:	/s/ Richard J. Stingi
Name: Richard J. Stingi

Date: May 29, 2002

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of PricewaterhouseCoopers LLP, Independent Accountants.